Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

LIME BROKERAGE LLC

June 30, 2018

Public Pursuant to Rule 17a-5 (e) (3) and CFTC Regulation 1.10



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lime Brokerage LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Lime Brokerage LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
August 28, 2018

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The Exemption Report

Lime Brokerage LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: *(2)(ii)*, (the "exemption provisions"), and

(2) We met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2018 without exception.

I swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Brian Oliveira

Brian Oliveira
Chief Financial Officer
August 28, 2018

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-52843

REPORT FOR THE PERIOD BEGINNING 07/01/17 **AND ENDING** 06/30/18

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lime Brokerage LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1001 Avenue of the Americas 16th Floor

(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Oliveira   (212) 824-5532

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

RSM US LLP

One South Wacker Drive	Chicago	Illinios	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Brian Oliveira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lime Brokerage LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. I further swear (or affirm) that the accompanying financial statements and supporting schedules have been or will be made available to all members or allied members of the organization.



CHRISTIAN RAMOS
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. # 01RA6364074
COMM. EXP. 5 Sep 2021

Name   **Brian Oliveira**
Title   **Chief Financial Officer**

Notary Public

This report ** contains (check all applicable boxes):

CR [x]	(a)	**Facing Page**
CR [x]	(b)	**Statement of Financial Condition**
[ ]	(c)	**Statement of Income**
[ ]	(d)	**Statement of Cash Flows**
[ ]	(e)	**Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital**
[ ]	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
CR [x]	(g)	**Computation of Net Capital**
CR [x]	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
CR [x]	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
[ ]	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
[ ]		**Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
[ ]	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
CR [x]	(l)	**An Oath or Affirmation**
CR [x]	(m)	**A Copy of the SIPC Supplemental Report**
[ ]	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

LIME BROKERAGE LLC

TABLE OF CONTENTS



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lime Brokerage LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Lime Brokerage LLC (the Company) as of June 30, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

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AUDIT | TAX | CONSULTING

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Supplemental Information

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2015.

Chicago, Illinois
August 28, 2018

LIME BROKERAGE LLC
Statement of Financial Condition
Year ended June 30, 2018

ASSETS

Cash	$	1,220,515
Cash segregated for the benefit of customers		551,652
Accounts receivable		668,844
Due from clearing brokers, net		4,016,987
Due from other brokers		362,894
Furniture, equipment, and leaseholds, less accumulated depreciation and amortization of $9,289,901		184,163
Intangible assets, net, less accumulated amortization of $1,268,593		2,949,404
Deferred tax assets		43,133
Goodwill		4,271,304
Other assets		371,267
Total assets	$	14,640,163

LIABILITIES AND MEMBER'S EQUITY

Due to other brokers	$	1,857,725
Deferred lease liability		138,918
Accounts payable		766,084
Securities sold not yet purchased		3,585
Accrued expenses and other liabilities		1,772,551
Total liabilities		4,538,863
Member's equity		10,101,300
Total liabilities and member's equity	$	14,640,163

The accompanying notes are an integral part of this statement.

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Lime Brokerage LLC (the Company), a wholly-owned subsidiary of Limelight Holdings, LLC (Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA); is an introducing broker registered with the Commodity Futures Trading Commission (CFTC); and is a member of the National Futures Association (NFA). The Company operates three business units: Lime Brokerage, Lightspeed Trading, and efutures. The Company conducts business on a fully disclosed basis with Wedbush Securities Inc. (WSI), ABN AMRO Clearing Chicago LLC (ABN), and Interactive Brokers (IB) pursuant to clearing agreements (collectively referred to as the Clearing Brokers). WSI is a wholly-owned subsidiary of Wedbush, Inc. who is the majority owner of the Company's Parent. The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and has filed an Exemption Report as described in SEA Rule 17a-5. On May 1, 2018 Wedbush, Inc. contributed the net assets of the Company to the Parent in return for an ownership interest in the Parent.

A summary of significant accounting policies is either discussed below or included in the following footnotes.

(a)   ***Basis of Presentation***

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of earnings and cash flows.

(b)   ***Use of Estimates***

In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting period. Although estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(c)   ***Fair Value of Financial Instruments***

Certain assets and liabilities, including Cash, Cash segregated for the benefit of customers, Accounts receivable, Accounts payable and Accrued expenses and other liabilities, Due from and Due to clearing and other brokers, have a carrying value that approximates fair value due to their short-term nature.

(d)   ***Cash***

The Company maintains cash in accounts held by major banks and financial institutions, which at times exceed the amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses related to these balances.

(e) ***Accounts Receivable***

Accounts receivable represents fees and commissions receivable from customers. No reserve has been established for uncollectible receivables, as management believes all amounts outstanding are collectible.

(f) ***Goodwill and Intangible Assets***

The Company tests goodwill for impairment annually or when an event occurs, or circumstances change that signify the existence of impairment. The Company amortizes other intangible assets on a straight-line basis over their useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

(g) ***Furniture, Equipment and Leaseholds***

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on an accelerated basis over the estimated useful lives of the assets. The estimated useful lives of the assets range from 3 to 7 years. Leasehold improvements are amortized over the lesser of the asset's economic life or the lease period.

(h) ***Income Taxes***

The Company is a single member limited liability company, which is a disregarded entity for federal and state income tax purposes. As such, income or loss of the Company is allocated 100% to the Parent. Prior to the changes in organizational structure, the Company provided for federal, state, and local income taxes based on an allocation from Wedbush, Inc., under the modified separate return approach, consistent with the tax sharing agreement with Wedbush, Inc.

(i) ***Accounting Developments***

On May 28, 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*. ASU 2014-9 is a new revenue recognition standard that eliminates the transaction and industry specific revenue recognition guidance under current U.S. GAAP and requires a company to recognize revenue at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 for annual reporting periods beginning after December 15, 2017, for public business entities. This ASU is effective for the Company for fiscal year 2019. The Company has evaluated the impact of this guidance on its financial statements and has determined that no material changes are expected.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)* (ASU 2016-02), to

GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. The amendments are effective for fiscal years after December 15, 2018, for public business entities. Early adoption is permitted. The Company is evaluating the impact this ASU will have on the Company's financial statements. This ASU is effective for the Company for fiscal year 2020.

In November 2016, the FASB issued guidance related to the classification and presentation of changes in restricted cash on the Statement of Cash Flows (ASU 2016-18). Current GAAP does not provide guidance to address how to classify and present changes in restricted cash or restricted cash equivalents that occur when there are transfers between cash, cash equivalents and restricted cash or restricted cash equivalents and when there are direct cash receipts into restricted cash or restricted cash equivalents or direct cash payments made from restricted cash or restricted cash equivalents. Under the new guidance, an entity should present in their Statement of Cash Flows the changes during the period in the total of cash and cash equivalents and amounts described as restricted cash or restricted cash equivalents when reconciling the beginning-of-period and ending-of-period total amounts shown on the Statement of Cash Flows. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2017. The Company is evaluating the impact this ASU will have on the Company's financial statements. This ASU is effective for the Company for fiscal year 2019.

In January 2017, the FASB issued amended guidance related to the definition of a business (ASU 2017-01). This amended guidance clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This ASU is effective for the Company for fiscal year 2019, but the Company has chosen to adopt this guidance for fiscal year 2018.

In January 2017, the FASB issued amended guidance to simplify the subsequent measurement of goodwill, eliminating "Step 2" from the goodwill impairment test (ASU 2017-04). In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Under the amended guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and subsequently recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019. The Company is evaluating the impact this ASU will have on the Company's financial statements. This ASU is effective for the Company for fiscal year 2021.

2. DUE FROM CLEARING BROKERS

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearing agreements. Due to clearing brokers is related to the Company's clearing relationship with WSI, ABN and

IB. At June 30, 2018, Due from clearing brokers includes required deposits aggregating $401,199 with the Clearing Brokers pursuant to the clearing agreements, as well as $3,615,788 in commissions, technology fees, and other receivables earned by the Company, net of clearing and other charges payable to the Clearing Brokers.

3. DUE FROM/TO OTHER BROKERS

Certain customer trades are executed on Electronic Communications Networks or Exchanges for which the Company receives rebates and incurs execution and other costs. At June 30, 2018, $180,854 of net rebates were reported as Due from other brokers and $1,629,426 of net fees were reported as Due to other brokers.

Certain customer trades are routed to floor brokers at the New York Stock Exchange or other service providers for execution for which the Company incurs execution and other costs. At June 30, 2018, these fees were reported as Due to other brokers.

The Company invoices certain broker dealer clients monthly for transaction fees. These fees were reported as Due from other brokers.

4. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, and leasehold improvements at June 30, 2018 are as follows:

Leasehold improvements	$ 2,408,421
Furniture	849,317
Office equipment	943,984
Computer equipment	5,272,342
Subtotal	9,474,064
Less accumulated depreciation and amortization	9,289,901
Net	$ 184,163

5. BUSINESS COMBINATION

On May 1, 2018, the Company acquired the assets of Lightspeed Trading, LLC (Target). The Target provides novice and sophisticated clients with ultra-low latency, stable, and customizable technology for equities, options, and futures trading on multiple different trading platforms.

The acquisition will allow the Company to diversify its client base and revenues by expanding more into the retail trading market. The Company believes that it will realize cost synergies from reduced technology, market data, and infrastructure expenses.

The Company paid consideration of $6.3M to the seller which consisted of $5.3M in cash and $1.0M in equity in the Company's Parent. The Company paid $4.76M at closing, with the remaining $0.54M in contingent consideration paid as of the report date based on the hold back provisions defined in the purchase agreement.

The purchase price is allocated as follows:

Assets Acquired		
Customer relationships	$	1,159,000
Trademarks		576,000
Customer lists		527,000
Internally developed software		32,000
Goodwill		4,271,000
Total Assets Acquired		6,565,000
Other Liabilities Assumed		265,000
Total Purchase Price	$	6,300,000

6. **INTANGIBLE ASSETS, NET AND GOODWILL**

Per Accounting Standards Codification (ASC) 350-30, intangible assets with finite useful life are amortized over their economic useful life on a straight-line basis. All intangible assets are evaluated for impairment when events or changes in circumstances suggest that the carrying value of an asset may not be fully recovered. Any impairment loss is recognized when the carrying amount is less than the fair value.

On June 10, 2011, Wedbush, Inc. acquired all of the membership interests of the Company. In connection with the acquisition, the Company recorded $1,373,997 in intellectual property. The Company is amortizing this asset over 15 years from the purchase date based upon the estimated useful life of the intellectual property. The accumulated amortization on June 30, 2018 was $651,101.

On October 4, 2011, the Company acquired the intellectual property of Cactus Trading Systems, LLC for $550,000. The Company amortized this asset over 4 years. The accumulated amortization on June 30, 2018 was $550,000.

On May 1, 2018, the Company acquired certain assets of the Target. In conjunction with the acquisition, the Company recorded $2.3M in intangible assets and $4.3M in goodwill. The Company is amortizing certain intangible assets over their respective useful lives of 4 and 5 years. The accumulated amortization on June 30, 2018 was $67,492.

	Gross Value	Accumulated Amortization	Net Value
Intellectual property	$ 1,923,997	$ (1,201,101)	$ 722,896
Customer relationships	1,159,000	(48,292)	1,110,708
Trademarks	576,000	(19,200)	556,800
Customer lists	527,000	-	527,000
Internally developed software	32,000	-	32,000
	$ 4,217,997	$ (1,268,593)	$ 2,949,404

The projected amortization of these intangible assets for fiscal years ending June 30 is:

	Total
2019	$ 496,550
2020	496,550
2021	496,550
2022	448,258
2023	187,600
Thereafter	264,879
	$ 2,390,387

The Company has determined that no amortization or impairment of goodwill is required at this time.

7. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to the respective agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

8. NET CAPITAL REQUIREMENT

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule). The Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial

requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under The Commodity Exchange Act or Rule 15c3-1. At June 30, 2018, the Company's net capital was $1,231,686 which was $929,334 in excess of its minimum requirement of $302,352. The ratio of aggregate indebtedness to net capital was 3.68:1.

9. **COMMITMENTS AND CONTINGENCIES**

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations, and other proceedings. The Company is subject to on-going regulatory inquiries at the present time. In the event such inquiries result in a disciplinary case, the Company intends to defend itself. Given the inherent difficulty in predicting the outcome of such regulatory matters in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred.

On June 30, 2005, the Company entered into a non-cancellable operating lease for a data center facility in New Jersey. The term of the lease is for 12 years, ending on September 16, 2017. This lease was not renewed or extended beyond the expiration date. The Company has posted a Letter of Credit in the amount of $60,000 in addition to a security deposit of $46,295. As of June 30, 2018, there have been no drawdowns under this letter of credit.

On June 12, 2008, the Company entered into a non-cancellable operating lease for office space in New York. The lease expires on November 12, 2018. The Company has posted a Letter of Credit in the amount of $110,000 in lieu of a security deposit. As of June 30, 2018, there have been no drawdowns under this letter of credit.

On March 29, 2013, the Company entered into a non-cancellable operating lease for a technology development center in Massachusetts. The Company's obligation under the operating lease is unconditionally guaranteed by an affiliate. The term of this lease began on October 1, 2013 and ends on August 31, 2023.

On September 15, 2017, the Company entered into a non-cancellable operating lease for an office space in New York. The term of this lease began on September 1, 2017 and ends on September 30, 2020. The Company has posted a security deposit of $27,341 and is included in Other assets on the Statement of Financial Condition.

On February 1, 2018, the Company entered into a non-cancellable operating lease for an office space in Massachusetts. The term of this lease began on February 1, 2018 and ends on July 31, 2020. The Company has posted a security deposit of $33,006 and is included in Other assets on the Statement of Financial Condition.

On May 1, 2018, the Company inherited a non-cancellable operating lease following the acquisition of the Target for office space in New York. The term of this lease began on May 1, 2018 and ends on August 31, 2022. The Parent has posted a security deposit in the amount of $356,728.

As of June 30, 2018, future minimum lease payments due under the above leases are approximately as follows:

Years Ending June 30,

2019	$	1,446,000
2020		1,264,000
2021		1,022,000
2022		981,000
2023		576,000
Thereafter		82,000
Total future office lease payments	$	5,371,000

The Company subleases to WSI space in its New York City office.

The Company subleases office space from WSI in New Jersey and Illinois.

The Company subleases space in its Waltham, Massachusetts and New York, New York offices.

As part of its operations, the Company entered into equipment lease agreements with Wedbush Leasing Inc. (WLI), an affiliated entity through common ownership and a non-affiliated entity. The Company's obligation under the equipment lease with the non-affiliated entity is unconditionally guaranteed by WSI. The equipment leases range from 1-10 years. As of June 30, 2018, future minimum lease payments due under the equipment leases are approximately as follows:

Years Ending June 30,

2019	$	157,000
2020		110,000
2021		56,000
2022		31,000
2023		30,000
Thereafter		5,000
Total future equipment lease payments	$	389,000

10. RELATED PARTY TRANSACTIONS

For the year ended June 30, 2018, the Company entered into occupancy and telecommunications expense sharing agreement with WSI. As of June 30, 2018, the Company was due $15,166 from WSI. This amount is included in Other assets on the Statement of Financial Condition.

The Company provided brokerage and technology services to WSI.

At June 30, 2018, the Company had a clearing deposit of $301,199 and a clearing account balance of $3,607,477 with WSI, which includes $2,015,838 in net transaction fees receivable. These amounts are included in Due from clearing brokers on the Statement of Financial Condition.

11. **INCOME TAXES**

Prior to the ownership restructuring, the Company was included in the filing of a consolidated tax return for federal tax purposes and in combined returns for certain states where such filing is required or permitted. The Company was also a party to a tax allocation agreement with Wedbush, Inc. The Company calculated its corresponding tax amounts on a modified separate return basis, consistent with the tax sharing agreement with Wedbush, Inc., utilizing currently enacted tax laws and rates while also considering those tax attributes that are realized or realizable by Wedbush, Inc. and the corresponding consolidated group.

Wedbush, Inc. assesses its tax positions for all open tax years (2015-2018) and determines whether there are any material unrecognized liabilities in accordance with accounting for uncertain income taxes. Liabilities are recorded to the extent they are deemed incurred. Interest and penalties, as applicable and related to uncertain tax positions, are recorded in income tax expense.

Immediately prior to the ownership restructuring, the Company wrote down tax related receivable balances due from Wedbush, Inc. The amount was recorded as a distribution to Wedbush, Inc. In addition, the change in ownership caused the tax sharing agreement with Wedbush, Inc. to be terminated as of April 30, 2018 because the agreement would not be applicable to an LLC taxed as a partnership. As a result, the Company's deferred tax assets will not be realized and were expensed in the current fiscal year.

Income taxes are provided under the provision of ASC Section 740, "Income Taxes". As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the financial statements.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. It should be noted that deferred tax assets and liabilities arose due to the Company's tax obligation pursuant to New York City Unincorporated Business Tax.

Temporary differences and carry-forwards, which give rise to deferred tax assets, consist of the following:

Deferred tax assets		
Accrued expenses	$	1,767
Amortization		14,170
Depreciation		23,941
Deferred lease liability		3,255
Total deferred tax assets	**$**	**43,133**

The Company has reviewed all its deferred tax assets to assess whether a valuation allowance should be established. The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes it is more likely than not the deferred tax assets will be realized.

12. **401(K) PLAN**

The Company participates in a 401(k) Retirement Plan (the Wedbush 401(k) Plan) for all eligible employees. Under the terms of the Wedbush 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the 401(k) on behalf of participating employees. For the plan year ended December 31, 2017, the Company made a matching contribution.

13. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statements through August 28, 2018, the date the financial statements were issued, and has not identified any reportable or disclosable events not otherwise reported in these financial statements or the notes thereto except for the following:

On July 1, 2018, the Parent issued 324,000 Class C units to certain employees of the Company.

SUPPLEMENTARY INFORMATION

LIME BROKERAGE LLC
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Futures Trading Commission
June 30, 2018   Schedule I

Member's equity	$	10,101,300
Nonallowable assets		
Cash		170,000
Accounts receivable		668,844
Due from clearing brokers		27,786
Due from other brokers		182,959
Furniture, equipment, and leaseholds, net of depreciation and amortization		184,163
Intangible and intellectual property, net of amortization		2,949,404
Deferred tax assets		43,133
Goodwill		4,271,304
Other assets		371,268
Total nonallowable assets		8,868,861
Net capital before haircuts		1,232,439
Less haircuts		753
Net capital		1,231,686
Minimum net capital requirement (under SEC Rule 15c3-1) - the greater of $250,000 or 6.67% of aggregate indebtedness		302,352
Minimum net capital requirement (under CFTC Regulation 1.17) - the greater of $45,000 or SEC Rule 15c3-1 minimum requirement		302,352
Excess net capital	$	929,334
Aggregate indebtedness	$	4,535,278
Ratio of aggregate indebtedness to net capital		3.68 to 1

There are no material differences between the original computation of net capital included in the Company's unaudited Form X-17-a-5 Part II filed on July 25, 2018 and the computation of net capital, as presented above.

LIME BROKERAGE LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2018 Schedule II

The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and, therefore, has no amounts reportable under the rule.



RSM US LLP

Report of Independent Registered Public Accounting Firm on Internal Control

To the Board of Directors of
Lime Brokerage LLC

In planning and performing our audit of the financial statements of Lime Brokerage LLC (the Company), as of and for the year ended June 30, 2018, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

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A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended June 30, 2018, and this report does not affect our report thereon dated August 28, 2018.

From the period from May 1, 2018 through the date of this report, the Company did not have sufficient segregation of duties around cash disbursement and recording of journal entries. The Chief Financial Officer has access to prepare and review journal entries, review cash reconciliation and has access to checks.

The Company does not have sufficient review procedures around accounting for complex transactions including business combination and equity transaction with the parent company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2018, to meet the CFTC's objectives, except as noted.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be, and should not be, used by anyone other than these specified parties.

RSM US LLP

Chicago, Illinois
August 28, 2018